Ascendant Digital Acquisition Corp.

667 Madison Avenue, 5th Floor

New York, New York 10065

July 1, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ascendant Digital Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed June 30, 2021

File No. 333-254720

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Ascendant Digital Acquisition Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m., prevailing Eastern Time, on July 1, 2021, or as soon as practicable thereafter.

Please contact Elliott Smith (email: elliott.smith@whitecase.com or telephone: (212) 819-7644) of White & Case LLP with any questions and please notify him when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Mark Gerhard
Name:	Mark Gerhard
Title:	Chief Executive Officer

cc:	Elliott Smith, White & Case LLP